UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Hasadnaot Street
Herzliya 46728, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Entry into a Material Definitive Agreement

On September 29, 2016, Jacada Ltd. (“Jacada” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with IGP Digital Interaction Limited Partnership (the “Investor”), an affiliate of Israel Growth Partners (“IGP”). Pursuant to the Purchase Agreement, Jacada will issue and sell to the Investor 261,287 ordinary shares of Jacada, representing 5% of the issued and outstanding share capital of Jacada on a fully diluted basis, at a price per share of $5.25, or approximately $1.37 million in the aggregate, in a private placement (the “Investment”).

IGP is a private equity investment firm founded by two of Israel’s most experienced global tech leaders with the backing of financial institutions, including banks, insurance companies and pension funds, and which provides growth capital, strategic guidance and hands-on involvement to Israeli-related technology companies.

Concomitantly with its entry into the Purchase Agreement, the Investor is also purchasing an aggregate of 1,040,000 additional ordinary shares of Jacada, constituting approximately 24.8% of Jacada’s issued and outstanding share capital, from two existing shareholders of the Company, Messrs. Lloyd I. Miller, III and Robert B. Ashton directly and/or from their affiliates.  In order to purchase the ordinary shares from the Company pursuant to the Investment and thereby own ordinary shares conveying in excess of 25% of the outstanding voting rights in the Company, approval will be required from Jacada’s shareholders pursuant to the requirements of the Israeli Companies Law, 5759-1999.

Under the terms of the Investment, so long as it continues to hold a specified percentage of Jacada's issued and outstanding share capital, the Investor will be entitled to nominate (and replace or remove, if applicable) up to two members of Jacada’s board of directors, out of a total of no more than nine members of the board (including statutory external directors elected pursuant to the Israeli Companies Law requirements). The Investor will also be entitled to certain information rights.

In addition to the Purchase Agreement, the Company and the Investor will enter into a Registration Rights Agreement pursuant to which the Investor will be entitled to certain demand and “piggyback” registration rights for the resale of its ordinary shares.

In order to support the Company’s undertaking to provide the above-described board nomination rights, the Company has obtained signed voting undertakings from certain existing shareholders holding just under 25%, in the aggregate, of the outstanding shares of Jacada. Pursuant to the voting undertakings, the shareholders have agreed to vote their ordinary shares in accordance with the Investor’s directions as related to those Board representation rights.

Consummation of the Investment is subject to customary closing conditions, as well as the approval of the Investment and related matters by Jacada’s shareholders. In order to achieve that shareholder approval, Jacada will be publishing notice of, and distributing to its shareholders proxy materials with respect to, a shareholder meeting in the near future.

The foregoing description of the Investment and the related agreements and arrangements is modified in its entirety by reference to the Purchase Agreement, a copy of which is annexed to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1. The foregoing description of the registration rights to be granted to the Investor (subject to the closing of the Investment) is modified in its entirety by reference to the form of Registration Rights Agreement to be entered into by and between the Company and the Investor, which is annexed to this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name: Caroline Cronin
Title: Chief Financial Officer
Dated: September 30, 2016

Exhibit Index

Exhibit No.	Description
99.1	Securities Purchase Agreement, dated September 29, 2016, by and between Jacada and IGP Digital Interaction Limited Partnership
99.2	Registration Rights Agreement, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership, to be entered into upon the closing under the Purchase Agreement